Mail Stop 4561
Via Fax (510) 413-5699

March 5, 2009

Adriel G. Lares
VP of Finance, Chief Financial Officer
3PAR Inc.
4209 Technology Drive
Fremont, CA 94538

      Re: **3PAR Inc.**
              Form 10-K for the Fiscal Year Ended March 31, 2008
              Filed June 12, 2008
              Form 10-Q for the Fiscal Quarter Ended September 30, 2008
              Filed on November 12, 2008
              File No. 001-33823

Dear Mr. Lares:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                      Sincerely,

                      Kathleen Collins
                      Accounting Branch Chief